Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

For the Three-Months ended March 31, 2008 and for the Year ended December 31, 2007, the

Periods from May 24, 2006 to December 31, 2006 and

January 1, 2006 to May 23, 2006 and the Years ended December 31, 2005, 2004 and 2003

	Successor				Predecessor
	Three- Months ended March 31, 2008		Year ended December 31, 2007	May 24 - December 31, 2006	January 1 - May 23, 2006	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
(IN MILLIONS)
Fixed charges
Interest expense	$162		$650	$386	$49	$133	$192	$171
Interest capitalized	—		1	—	—	1	4	5
Appropriate portion of rental expense representative of the interest factor	9		37	27	17	47	51	46

Total fixed charges	$171		$688	$413	$66	$181	$247	$222
Earnings
(Loss)/income from continuing operations before income taxes and minority interests	$(113)		$(264)	$(384)	$25	$203	$318	$530
Fixed charges per above	171		688	413	66	181	247	222
Amortization of capitalized interest	—		1	1	1	1	—	—
Equity in net income of affiliates, net of dividends received	10		6	(2)	2	2	3	4
Minority interest in net loss of consolidated subsidiaries	—		—	—	—	—	5	6
Interest capitalized	—		(1)	—	—	(1)	(4)	(5)

Total earnings	$68		$430	$28	$94	$386	$569	$757

Ratio of earnings to fixed charges	(a	)	(a )	(a )	1.4	2.1	2.3	3.4

(a)	Earnings for the three months ended March 31, 2008, the year ended December 31, 2007 and for the successor period of May 24, 2006 to December 31, 2006 were inadequate to cover fixed charges by $103 million, $258 million and $385 million, respectively.